FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	March	…………………………………………………… , 2016…...

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 1, 2016	….	By ……/s/…… Shinichi Aoyama………
(Signature)*

Shinichi Aoyama
Deputy Senior General Manager
Group Management Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 115th Business Term

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 115th Business Term (from January 1, 2015 to December 31, 2015).

At the start of Phase IV (2011 to 2015) of the “Excellent Global Corporation Plan,” a 5-year initiative that ended in the 115th Business Term, the Canon Group’s aim was to achieve sound growth amid a situation where the global economy seemed to have been just coming out of the global recession following the collapse of Lehman Brothers. The following five years, however, proved on the whole to be a very challenging period for the global economy due to such developments as an economic slump in European due to the Greek debt crisis and economic slowdown in China and other emerging countries.

In response to these developments, the Canon Group changed its policy, which initially focused on the expansion of business scale, taking measures to reinforce the Group’s already strong financial structure so that it would be able to withstand a deep recession. At the same time, to facilitate great strides in the future, the Canon Group sought diversification, through horizontal expansion of existing businesses, which led to the Cinema EOS System, and built foundations, through proactive M&A, of businesses that are expected to drive future growth, including production print systems in which Océ plays a central part and network cameras provided mainly by Axis AB and Milestone Systems A/S.

In the 115th Business Term, an increase in net sales was achieved through expanded sales of industrial equipment and

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other products. Profits declined, however, mainly due to an increase in expenses linked to investments in development for strengthening new businesses and the consolidation of new companies. For the term-end dividend, to realize a stable return and actively return profits to shareholders, we will propose a distribution of 75.00 yen per share at the Ordinary General Meeting of Shareholders for the 115th Business Term. As a result, the full-year dividend amount, when combined with the interim dividend (75.00 yen per share), will be 150 yen per share, which is the same amount distributed for the 114th Business Term.

As for business conditions going forward, the global economy as a whole is expected to remain on a moderate growth track as the Chinese economy will continue to slowdown whereas developed economies in general will remain firm. Under this situation, the Canon Group embarks upon a new five-year plan, Phase V (2016 to 2020) of our “Excellent Global Corporation Plan” under the basic policy of “Embracing the challenge of new growth through a grand strategic transformation.” In Phase V, we will promote innovation in all aspects of development, production, and sales to strengthen profitability, while pushing further forward with diversification and new business development, thereby transforming ourselves into a new Canon, overcoming changes in the market environment to realize a new growth.

We look forward to your continued support and encouragement.

March, 2016

Chairman & CEO    FUJIO MITARAI

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 115TH BUSINESS TERM	P.3
REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS
Propositions:
Item No.1- Dividend from Surplus	P.4
Item No.2- Election of Six Directors	P.5
Item No.3- Grant of Bonus to Directors	P.8
Guidance Notes on the Exercise of Voting Rights	P. 9
(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)
BUSINESS REPORT
1. Current Conditions of the Canon Group	P.11
2. Shares of the Company	P.26
3. Share Options of the Company	P.27
4. Directors and Audit & Supervisory Board Members	P.28
5. Accounting Auditor	P.30
6. Systems Necessary to Ensure the Properness of Operations	P.31
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P.35
Consolidated Statements of Income	P.36
Consolidated Statement of Equity	P.37
Notes to Consolidated Financial Statements	P.38
FINANCIAL STATEMENTS
Balance Sheets	P.40
Statements of Income	P.41
Statement of Changes in Net Assets	P.42
Notes to Non-Consolidated Financial Statements	P.43
AUDIT REPORTS
ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR
ON CONSOLIDATED FINANCIAL STATEMENTS	P.45
ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR	P.46
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P.47
REFERENCE
CSR Initiatives	P.49
Information for Shareholders	P.51

The map of the place of the General Meeting of Shareholders

Securities Code: 7751 March 4, 2016
TO OUR SHAREHOLDERS
CANON INC.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Fujio Mitarai Chairman & CEO

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 115TH BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 115th Business Term of Canon Inc. (the “Company”) will be held as described below and that you are invited to attend the Meeting.

If you do not expect to attend the Meeting, you may exercise your voting rights in writing or by electromagnetic means (Internet etc.) in accordance with the “Guidance Notes on the Exercise of Voting Rights” (pages 9-10). After reviewing the following Reference Documents for General Meeting of Shareholders, please exercise your voting rights by no later than 5:00 p.m. on March 29 (Tuesday), 2016 (Japan time).

1. DATE AND TIME:	March 30 (Wednesday), 2016 at 10:00 a.m. (Japan time)
Headquarters of the Company
2. PLACE:	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING	Matters to be Reported:

1.     Reports on the contents of the Business Report and Consolidated Financial Statements for the 115th Business Term (from January 1, 2015 to December 31, 2015), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Financial Statements for the 115th Business Term (from January 1, 2015 to December 31, 2015).
Matters to be Resolved upon:
Propositions:
Item No.1 - Dividend from Surplus
Item No.2 - Election of Six Directors
Item No.3 - Grant of Bonus to Directors

•  It would be appreciated if you could come early since the reception desk is expected to be crowded just before the opening of the Meeting.

•  Upon attending the Meeting, please present the enclosed Voting Form to the receptionist at the place of the Meeting.

•  Starting this year, we will no longer be handing out small gifts on the day of the General Meeting of Shareholders. Thank you for your understanding.

•  Any changes in the matters described in Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Financial Statements will be posted on our website on the Internet (http://www.canon.com/ir/).

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

After comprehensively considering the above basic policy, we propose a term-end dividend of 75.00 yen per share, as follows.

As we have already paid an interim dividend of 75.00 yen per share, the full-year dividend will be 150.00 yen per share, which is the same as the previous business term.

① Kind of the dividend property	Cash
② Matters regarding allocation of the dividend property and its total amount	75.00 yen per one common share of the Company Total amount of dividend 81,905,446,800 yen
③ Effective date of the distribution of the dividend from surplus	March 31, 2016

Item No.2: Election of Six Directors

The terms of office of all of the seventeen Directors will expire at the end of this Meeting. With the goal of more prompt and flexible management, we would like to reduce the number of Directors and strengthen the execution of operations by Executive Officers. Accordingly, we propose the election of six Directors.

The candidates for the Directors are as follows:

Brief personal record, position, business in charge and important concurrent posts
Fujio Mitarai

As of

Apr.  1961: Entered the Company

Mar. 1981: Director

Mar. 1985: Managing Director

Mar. 1989: Senior Managing & Representative Director

Mar. 1993: Executive Vice President & Representative Director

Sep. 1995: President & CEO

Mar. 2006: Chairman, President & CEO

May 2006: Chairman & CEO

Mar. 2012: Chairman & CEO (present; English position name unchanged from “Chairman & CEO”)

[Important concurrent posts]

●Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings

●Director of Japan Post Holdings Co., Ltd.

Date of birth Sep. 23, 1935
Number of the Company’s shares held
150,623 shares

[Reasons for being selected as a candidate]

Mr. Fujio Mitarai has supervised the Company’s management as a CEO over the course of many years and has accomplished many things, such as significantly increasing profitability through management reform including production reform, and building a foundation for the transformation of the Company’s business structure for new areas where growth is expected. The Company has selected him as a candidate for Director upon determining that his wealth of expertise and ability related to management, gained from being chairman of Keidanren (“Japan Business Federation”), and holding many important positions in other organizations, are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts

As of

Apr.  1964:  Entered the Company

Mar. 1995:  Director

Mar.  1997: Managing Director

Mar.  2001: Senior Managing Director

Mar.  2007: Executive Vice President & Director

Mar.  2008: Executive Vice President & CFO (present)

Apr.   2011: Group Executive of Finance & Accounting Head quarters (present)

Apr.   2012: Group Executive of Facilities Management Head quarters (present)

Mar.  2014: Group Executive of Human Resources Management & Organization Headquarters (present)

Toshizo Tanaka

Date of birth Oct. 8, 1940
Number of the Company’s shares held
22,110 shares

[Reasons for being selected as a candidate]

Mr. Toshizo Tanaka has contributed greatly to building the Company’s strong financial position while working for many years as CFO. The Company has selected him as a candidate for Director upon determining that his extensive expertise, insight, and wide range of experience, gained from managing overall corporate administration, such as public affairs and human resources, are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts

As of

Apr.  1977: Entered the Company

Jan.  2002: Group Executive of Device Technology Development Head quarters

Mar. 2004: Director

Mar. 2007: Managing Director

Mar. 2011: Senior Managing Director (present)

Mar. 2015: Group Executive of Corporate R&D

Jul.   2015: Group Executive of R&D Head quarters (present)

Shigeyuki Matsumoto

Date of birth Nov. 15, 1950
Number of the Company’s shares held
28,552 shares

Reasons for being selected as a candidate]

Mr. Shigeyuki Matsumoto has engaged in semiconductor device development over many years, and has contributed greatly to the development and volume production of CMOS sensors used in digital cameras, etc. He also serves as the head of the division that oversees the development of the Company’s core technologies, and the Company has selected him as a candidate for Director upon determining that, personnel that can manage development from a commercialization perspective are vital to the Company’s management.

Brief personal record, position, business in charge and important concurrent posts
Masaya Maeda Date of birth Oct. 17, 1952 Number of the Company’s shares held 13,400 shares

As of

Apr. 1975: Entered the Company

Mar. 2007: Director

Apr. 2007: Chief Executive of Image Communication Products Operations (present)

Mar. 2010: Managing Director

Mar. 2014: Senior Managing Director (present)

[Reasons for being selected as a candidate]

Mr. Masaya Maeda has engaged in camera development for many years, and has continually driven the commercialization of digital cameras, boosting their market share to the No. 1 position in the world after late entry to the market. The Company has selected him as a candidate for Director upon determining that his experience and ability for innovation, gained from great accomplishments in boosting the profitability of the camera business through the enhancement, automation, etc., of production engineering technology during the slump in the camera market, are vital to the Company’s management.

Candidate for Outside Director	Brief personal record, position, business in charge and important concurrent posts
Kunitaro Saida Date of birth May 4, 1943 Number of the Company’s shares held 1400 shares

As of

Apr. 1969: Appointed as Public Prosecutor

Feb. 2003: Superintending Prosecutor of Takamatsu High Public

Prosecutors Office

Jun. 2004: Superintending Prosecutor of Hiroshima High Public

Prosecutors Office

Aug. 2005: Superintending Prosecutor of Osaka High Public

Prosecutors Office

May 2006: Retired from Superintending Prosecutor of Osaka High

                  Public Prosecutors Office

                  Qualified for attorney (present)

Jun. 2007: Audit & Supervisory Board Member of NICHIREI

CORPORATION (present)

Jun. 2008: Director of Sumitomo Osaka Cement Co., Ltd. (present)

Jun. 2010: Director of HEIWA REAL ESTATE CO., LTD. (present)

Mar. 2014: Director (present)

[Important concurrent posts]

●Attorney

●Audit & Supervisory Board Member of NICHIREI CORPORATION

●Director of Sumitomo Osaka Cement Co., Ltd.

●Director of HEIWA REAL ESTATE CO., LTD.

[Reasons for being selected as a candidate]

The Company has selected Mr. Kunitaro Saida as a candidate for Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his distinguished career as Superintending Prosecutor of High Public Prosecutors Offices (in Takamatsu, Hiroshima and Osaka) and later as an attorney in corporate legal affairs, as well as serving as an Outside Director and an Outside Audit & Supervisory Board Member for other companies.

Candidate for Outside Director	Brief personal record, position, business in charge and important concurrent posts
Haruhiko Kato

As of

Apr. 1975: Entered Ministry of Finance

Jul. 2007: Director-General of Tax Bureau, Ministry of Finance

Jul. 2009: Commissioner of National Tax Agency

Jul. 2010: Retired from Commissioner of National Tax Agency

Jan. 2011: Senior Managing Director of Japan Securities Depository

Center, Incorporated

Jun. 2011: President and Chief Executive Officer of Japan Securities

Depository Center, Incorporated (present)

Jun. 2013: Director of Toyota Motor Corporation (present)

Mar. 2014: Director (present)

(Important concurrent posts)

●President and Chief Executive Officer of Japan  Securities

  DepositoryCenter, Incorporated

●Director of Toyota Motor Corporation

Date of birth Jul. 21, 1952
Number of the Company’s shares held 0 shares

[Reasons for being selected as a candidate]

Mr. Haruhiko Kato has, over many years, had a distinguished career in fiscal operations of the national government as Director-General of Tax Bureau in the Ministry of Finance, and Commissioner of National Tax Agency. The Company has selected Mr. Haruhiko Kato as a candidate for

Outside Director so that the Company’s management may utilize his high-level expertise and wealth of experience gained from his managerial experience as President of Japan Securities Depository Center, Incorporated.

Notes:	1.	None of the candidates for the Directors have any special interest in the Company.
	2.	Mr. Kunitaro Saida and Mr. Haruhiko Kato are candidates for Outside Directors defined by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law.
3.

At Sumitomo Osaka Cement Co., Ltd., where Mr. Kunitaro Saida serves as Outside Director, inappropriate accounting treatment in the settlement of accounts during the period from the first quarter of fiscal year ended March 31, 2010 through the second quarter of fiscal year ended March 31, 2012, was discovered, and the aforesaid company submitted amendment reports for Annual Securities Report, etc., issued a correction to the financial results report (Kessan Tanshin), and submitted a business improvement report to the Tokyo Stock Exchange. Mr. Kunitaro Saida regularly promotes awareness from the viewpoint of placing importance on compliance and internal controls, and with respect to the aforementioned matter, he was appointed as a member of the internal investigation committee where he proactively investigated the matter and advised from an independent standpoint on the proposals of measures to prevent recurrence. In addition, he expressed his opinion on corrective measures and measures to prevent recurrence such as strengthening measures.

4.

Although Mr. Kunitaro Saida does not have the experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that he will appropriately perform his duties as Outside Director due to his corporate legal affairs experience as an attorney.

	5.	Mr. Kunitaro Saida and Mr. Haruhiko Kato will have served as Outside Directors of the Company for two years as of the end of this Meeting.
6.

The Company has entered into a contract with Mr. Kunitaro Saida and Mr. Haruhiko Kato limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law to the limit prescribed by laws and regulations. Should they be elected, the Company will continue the aforementioned contract with them.

7.

The Company has notified Mr. Kunitaro Saida and Mr. Haruhiko Kato as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should they be elected, the Company will continue to make both of them independent directors.

Additional Notes for English Translation:
	1.	Mr. Fujio Mitarai has been a Representative Director since March 1989.
	2.	Mr. Toshizo Tanaka has been a Representative Director since March 2008.
	3.	The Japanese for Mr. Haruhiko Kato’s position title at Japan Securities Depository Center, Incorporated has been changed from daihyō torishimariyaku shachō to daihyō shikkōyaku shachō as of July 2015.

Item No.3: Grant of Bonus to Directors

It is proposed that bonus be granted to the fifteen Directors excluding Outside Directors as of the end of this term, in appreciation of their services during this business term, which totals 143,900,000 yen considering the business results for this business term and the members to be granted, etc.

Guidance Notes on the Exercise of Voting Rights

This is to introduce the procedure to exercise voting rights of shareholders of the Company in writing (using the Voting Form) or by electromagnetic means (Internet, etc.).

If you attend the meeting in person, you do not need to follow the procedures for the exercise of voting rights in writing or by electromagnetic means.

To Institutional Investors

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

Items Required to be Agreed on for the Exercise of Voting Rights via the Internet
(1)

You may exercise your voting rights via the Internet only through the website for exercising voting rights specified by the Company (see “Specific Procedures to Exercise Your Voting Rights via the Internet” (1) below). Please note that you cannot exercise your voting rights via the Internet by a mobile phone.

(2)	When exercising your voting rights via the Internet, the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form are required.
(3)	If you exercise your voting rights twice, in writing and via the Internet, we will only accept the exercise of your voting rights via the Internet as effective.
(4)	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.
(5)	The cost of Internet access (access fees to providers, telecommunications fees, etc.) shall be borne by the shareholders.
Specific Procedures to Exercise Your Voting Rights via the Internet
(1)	Access the website for exercising voting rights specified by the Company (http://www.it-soukai.com/).
(2)

Enter the “Code for the Exercise of Voting Rights” and the “Password” described in the enclosed Voting Form and click on the “Log-in” button. On the first time you log in, you must change your password when prompted for security reasons.

(3)	Exercise your voting rights by following the directions on the screen.
System Requirements
● OS	Windows® computer
● Browser	Microsoft® Internet Explorer 7 or higher
● Recommended Monitor Resolution	1024×768 pixels or higher

*Microsoft and Windows are registered trademarks or trademarks of Microsoft Corporation in the United States and other countries.

Security

You may exercise your voting rights safely due to the encryption technology (SHA-2) used to protect your voting information from being tampered with or wiretapped.

In addition, the “Code for the Exercise of Voting Rights” and the “Password” described in the Voting Form are very important to authenticate shareholders, so please ensure that you do not disclose them to other people. Please note that the Company does not make any inquiries regarding your “Password.”

For Inquiries with Respect to the Exercise of Voting Rights via the Internet

Please contact:

Internet Help Dial: Stock Transfer Agency Department Mizuho Trust & Banking Co., Ltd.

Telephone: 0120-768-524 (toll-free, available in Japan only) Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding Saturdays, Sundays and national holidays)

(Materials delivered pursuant to Article 437 and Article 444 of the Corporation Law)

BUSINESS REPORT (From January 1, 2015 to December 31, 2015)

1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

The global economy during the current business term can be summarized as follows: The U.S. economy continued to recover, driven by increases in personal consumption and capital investment. In Europe, while the pace of recovery was very slow, signs of improvement were seen, particularly in Western European countries such as Germany and the U.K. Japan was on a moderate recovery trend, as corporate earnings and employment showed signs of improvement despite the slow growth in exports. On the other hand, in Asia, the Chinese economy slowed down and economies in Southeast Asia on the whole failed to deliver strong growth.

Under this business environment, the Canon Group, in the current business term, which is the final year of Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan,” actively worked on such priority tasks as the re-strengthening of existing business, the expansion of new and future businesses, and the acceleration of cost-cutting efforts, in order to promote Phase V (2016 to 2020), building a stronger business foundation, and prepare for future growth. In fall, the Canon Group also held “Canon EXPO 2015” in New York, Paris, and Tokyo, where indications of our future management vision as well as the direction of our businesses, products, and technologies were favorably received by attendees.

Turning to the overview of each business unit, in the Office Business Unit, we strengthened our product lineup by launching new color office multifunction devices (MFDs) where demand is rising. In the area of production printing systems, where market expansion is expected,

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Océ focused efforts on growing sales of mainly new business-use high-speed and continuous feed printers. Sales of monochrome office MFDs, however, were weak, particularly in Asia. In the Imaging System Business Unit, we maintained our market share in the interchangeable lens digital camera category as new products sold well. As for compact digital cameras, amid ongoing market contraction, we worked to improve profitability stimulating demand through the expansion of our lineup of high-performance models. As for inkjet printers, sales declined due to economic slowdown in Chinese, Russian, and other emerging economies and market contraction in Japan. In the Industry and Others Business Unit, sales of semiconductor lithography equipment and FPD lithography equipment increased significantly supported by proactive capital investment by customers.

Meanwhile, the Company is shifting its business structure toward the B2B domain, which is expected to deliver sustainable and stable growth and high profitability going forward. In the current business term, aiming to strengthen the network camera business significantly, the Canon Group welcomed Sweden-based company, Axis, the global leader in the industry. In the area of life sciences, aiming to enter into the genetic diagnostics domain, the Canon Group established

Canon BioMedical, Inc. in the U.S. and announced a reagent for use in extraction of gene sequence information as its first product. In the area of semiconductor manufacturing equipment, we accelerated the development of nanoimprint technology, which is considered to be an increasingly promising next-generation nano-processing technology.

Consolidated net sales for the current business term was 3,800.3 billion yen (up 2.0% from the previous term), as lower sales of digital cameras and other products were offset by increased sales from Océ and of industrial equipment. On the other hand, due to increases in development investment for strengthening new businesses and expenses associated with the acquisition of Axis, income before income taxes was 347.4 billion yen (down 9.3% from the previous term) on a consolidated basis. Consolidated net income attributable to Canon Inc. was 220.2 billion yen (down 13.6% from the previous term).

On a non-consolidated basis, we recorded net sales of 2,091.1 billion yen (up 0.3% from the previous term), ordinary profit of 269.8 billion yen (up 8.2% from the previous term), and net income of 212.0 billion yen (up 20.8% from the previous term).

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Highlights of Consolidated Results

•

Consolidated net sales increased 2.0% compared with the previous term despite being impacted by the economic slowdown in China and other emerging countries. This mainly reflects sales of highly competitive products, proactive efforts to expand sales, and solid capital investment demand in industrial equipment market and the consolidation of Axis.

•

Gross profit ratio was at a record high level thanks to initiatives to improve profitability, such as shifting to high value-added products and cost-cutting activities throughout the Canon Group. Consolidated net income attributable to Canon Inc. decreased 13.6% compared with the previous term, however, mainly due to increases in R&D expenses related to new businesses and products.

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Business Conditions by Operations

Office Business Unit

In the area of office multifunction devices, the shift in demand from monochrome to color machines that has been ongoing in recent years advanced further. Sales of monochrome machines that fell significantly in China also unavoidably declined in other regions. As for color machines, the “imageRUNNER ADVANCE C3300” series of compact color machines that offer an excellent balance of image quality, operability, productivity, and total cost, were launched and delivered strong sales in Japan, the U.S. and Europe, and in other parts of the world. Additionally, sales of the “imageRUNNER ADVANCE C5200” series of medium- to high-speed color machines that offer improved security functions were also solid, particularly in the U.S. and Europe. As a result, sales of office multifunction devices, including monochrome and color machines, remained at roughly the same level as the previous term.

In the area of digital production printing systems, sales of the “imagePRESS C800” series were brisk all over the world, driving a significant increase in unit market share in the light-production category. In the high-end market, sales of the “Océ VarioPrint 6000” series, manufactured by Océ, were strong, particularly in Europe. The start of sales of Océ’s first high-speed sheet-fed color inkjet press, the “Océ VarioPrint i300,” were also strong. As a result, overall sales of digital production printing systems exceeded the results of the previous term.

As for laser multifunction printers (MFPs) and laser printers, sales decreased from the previous term due to market contraction in China and Russia and the impact of decreased demand for monochrome machines on a global scale.

As a result, sales for this business unit increased by 1.5% on a consolidated basis and decreased by 0.2% on a non-consolidated basis, both in comparison to the previous term.

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Imaging System Business Unit

In the interchangeable lens digital cameras area, unit sales declined as the overall market environment remained challenging mainly due to the effect of the economic slowdown in China and Russia. However, there were some bright signs, including unit sales in Japan and the U.S., which started to increase in the middle of the business term. In this situation, we maintained the No. 1 global market share position in terms of units by further expanding the product lineup through the launch of six new products, including the “EOS 5DS/5DS R,” which has the highest resolution in the history of EOS, and “EOS M3” and “EOS M10” mirrorless models.

Unit sales of compact digital cameras declined as the market continued to shrink due to the spread of smartphones. Profitability, however, improved thanks to a higher proportion of sales coming from high value-added products, such as the new product “PowerShot G5 X.”

The “CINEMA EOS SYSTEM” of digital cinema cameras targeting the motion picture production industry, delivered strong sales, driven particularly by the new “EOS C300 Mark II.” Sales of digital camcorders for consumer use were also firm.

Sales of broadcast equipment were robust as demand for models suitable for live sports broadcasting and demand in China and other countries for high-definition equipment continued to be strong. In addition, a new zoom lens the “CN20x 50 IAS H” for large-sensor 4K cameras received favorable market responses.

In the area of inkjet printers, we made sales expansion efforts across all models from home-use to professional-use such as “PIXMA PRO-10S,” which provides the finest image-quality targeting professional photographers. As a result, sales in the U.S. and Germany were firm. However, overall unit sales fell short of the results of the previous term due to the significant impact of shrinking markets, particularly in Japan and other Asian countries.

We maintained unit sales of large-format inkjet printers roughly at the same level as the previous term, despite the deterioration of market conditions. Meanwhile, sales revenues from consumables increased favorably as the number of units operating at customer sites is increasing steadily.

As a result, sales for this business unit decreased by 5.9% on a consolidated basis and by 2.8% on a non-consolidated basis, both in comparison to the previous term.

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Industry and Others Business Unit

In relation to semiconductor lithography equipment, there was proactive capital investment for memory manufacturing on the back of increasing demand for mobile devices such as smartphones and cloud servers. As a result, sales of the “FPA-5550iZ,” an i-line lithography tool and the “FPA-6300ES6a,” a KrF lithography tool that boasts high productivity, were strong. Sales of lithography equipment that are suitable for power semiconductors and LED manufacturing also increased significantly.

As for FPD lithography equipment, the increase in capital investment for large-size panels by panel manufacturers is providing a tailwind to the Company. As a result, sales of equipment for large-size panels, such as the “MPAsp-H800“series, grew significantly.

In the area of medical equipment, although we focused on the sales promotion of high image-quality wireless models equipped with an auto X-ray detection function in our mainstay digital radiography systems segment, sales struggled due to, among others, fierce price competition.

As for network cameras, the market is steadily expanding on the back of the rising awareness about security and safety and the diversification of use. Sales revenues increased considerably from the previous term as we significantly enhanced the product lineup in response to such developments and carried out sales promotion activities. The Canon Group also strengthened the business further by welcoming Axis, a global leader in the network camera industry with excellent product development capabilities as well as sales and service network.

Sales revenues from document scanners manufactured by Canon Electronics Inc. were nearly flat with the previous term as a whole, as the drop in sales in the U.S. was offset by the sales growth in Europe and Asia.

Sales revenues from semiconductor film deposition equipment manufactured by Canon ANELVA Corporation, organic LED (OLED) panel manufacturing equipment by Canon Tokki Corporation, and FA systems and semiconductor manufacturing equipment by Canon Machinery Inc. all increased due to the increase in capital investment by their customers.

As a result of the above, sales for this business unit increased by 31.6% on a consolidated basis and by 35.7% on a non-consolidated basis, both in comparison to the previous term.

19

(2) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 195.1 billion yen (90.9 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term	Main facilities under construction for establishment / expansion as of the end of this term

Kawasaki Office of the Company:	Canon Ecology Industry Inc.:	Fukushima Canon Inc.:
New Administration and Development Building	New Production Base	New Production Base
(Headquarters Operations)	(Office Business Unit)	(Imaging System Business Unit)
Location: Kawasaki-shi, Kanagawa Pref., Japan	Location: Bando-shi, Ibaraki Pref., Japan	Location: Fukushima-shi, Fukushima Pref., Japan
Date of Completion: August, 2015	*To be leased to Canon Ecology Industry Inc. by the Company	*To be leased to Fukushima Canon Inc. by the Company

Main facilities under construction for establishment / expansion as of the end of this term

Canon Canada Inc.:	Oita Canon Inc.:	Toride Plant of the Company:
New Headquarters	New Administration and Development Building	New Manufacturing Training Center
(Headquarters Operations)	(Imaging System Business Unit)	(Headquarters Operations)
Location: Ontario, Canada	Location: Kunisaki-shi, Oita Pref., Japan	Location: Toride-shi, Ibaraki Pref., Japan
*To be leased to Oita Canon Inc. by the Company

(3) Acquisition of Shares of Other Companies

The Company acquired shares of Axis AB, headquartered in Sweden, mainly through a tender offer, and made the company a consolidated subsidiary to strengthen its network camera business. The ratio of shares of Axis AB held by the Company is 85.1%.

(4) Business Challenges and Countermeasures

In the global economy, although developed countries are on a path to partial recovery there is ongoing slowdown in China’s economy. As such, global economic growth is expected to remain modest. In addition, due to a decline in resource prices and increased geopolitical risk, the situation remains uncertain.

Under these circumstances, the Canon Group embarked on a new five-year plan, Phase V of the “Excellent Global Corporation Plan.” Under the basic policy of “Embracing the challenge of new growth through a grand strategic transformation”, the Canon Group aims to achieve net sales of 5 trillion yen or more, an operating profit ratio of 15% or more, a net income ratio of 10% or more, and a shareholders’ equity ratio of 70% or more while pursuing the following challenges in particular.

1. Establish a new production system to achieve a cost-of-sales ratio of 45%

Strengthen domestic mother factories by further promoting the return of production to Japan and the integration of design, procurement, production engineering, and manufacturing technology operations. At the same time, pursue total cost reductions through the promotion of such advanced production engineering technologies as robotics and automation.

2. Reinforce and expand new businesses while creating future businesses

Create and expand new businesses by accelerating the horizontal expansion of existing business. Additionally, concentrate management resources and make effective use of M&A to accelerate the expansion of promising business domains such as commercial printing, network cameras and life sciences.

21

3. Restructure the global sales network in accordance with market changes

Review existing sales organizations and reinforce omni-channel marketing that integrates online and brick-and-mortar sales routes while strengthening and expanding solutions-driven businesses with the aim of solving issues faced by customers. Additionally, continue focusing energies on developing marketing in emerging countries.

4. Enhance R&D capabilities through open innovation

Discard the strict notion of self-sufficiency and construct an R&D system that proactively leverages external technologies and knowledge. Particularly in the fundamental research domain, promote joint and contract research with various partners such as domestic and foreign universities and research institutes.

5. Complete the Three Regional Headquarters management system capturing world dynamism

Acquire multiple new promising businesses through active M&A focused in Japan, the U.S. and Europe while also accelerating diversification that leverages geographical characteristics, and complete the Three Regional Headquarter management system, under which Japan, the U.S. and Europe will each roll out businesses globally.

In addition, while establishing the structure to more effectively discover and cultivate talented human resources who can operate and perform duties with a global perspective, we are also working to reactivate the Company’s founding concepts of “enterprising spirit” and the spirit of the “Three Selfs” as the starting point for new growth.

Additionally, under the theme “Taking a decisive first step toward transformation,” the following key challenges will be pursued in 2016, the inaugural year of Phase V.

1. Draft and implement plans to revitalize existing businesses

Raise profitability significantly through drastic cost-cutting and work to revitalize businesses, swiftly launching future products that gained favorable reviews at Canon EXPO 2015.

2. Rapidly expand new businesses

Work to speed up expansion and deployment in regard to large-scale businesses such as commercial printing and network cameras that will lead the next generation of Canon.

3. Accelerate efforts aimed at reducing the cost-of-sales ratio

Investigate optimal locations for production sites based on various factors such as currency exchange rates, tax systems, manpower, and logistics, as well as further accelerate cost reductions from the product development stage.

4. Boost sales productivity through marketing reforms

Accelerate efforts to address global growth in e-commerce and work to reinforce the solutions business.

5. Improve R&D productivity through selection and concentration

Apply the selection and concentration process to development themes and boost R&D productivity, especially for software development.

6. Promote the cultivation of global human resources

Build a structure to discover talented individuals from within the entire Canon Group to cultivate global competent human resources capable of performing duties while maintaining an all-encompassing perspective of the world map.

(5) Status of Assets and Earnings

Consolidated

	111th Business Term (Jan. 1, 2011-Dec. 31, 2011)	112th Business Term (Jan. 1, 2012-Dec. 31, 2012)	113th Business Term (Jan. 1, 2013-Dec. 31, 2013)	114th Business Term (Jan. 1, 2014-Dec. 31, 2014)	115th Business Term (Jan. 1, 2015-Dec. 31, 2015)

Net Sales (100 millions of yen)	35,574	34,798	37,314	37,273	38,003

Income before Income Taxes (100 millions of yen)	3,745	3,426	3,476	3,832	3,474

Net Income Attributable to Canon Inc. (100 millions of yen)	2,486	2,246	2,305	2,548	2,202

Basic Net Income Attributable to Canon Inc. Shareholders Per Share (yen)	204.49	191.34	200.78	229.03	201.65

Total Assets (100 millions of yen)	39,307	39,555	42,427	44,606	44,278

Total Canon Inc. Shareholders’ Equity (100 millions of yen)	25,511	25,980	29,103	29,782	29,664

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. shareholders per share is calculated based on the weighted average number of outstanding shares during the term.

Non-Consolidated

	111th Business Term (Jan. 1, 2011-Dec. 31, 2011)	112th Business Term (Jan. 1, 2012-Dec. 31, 2012)	113th Business Term (Jan. 1, 2013-Dec. 31, 2013)	114th Business Term (Jan. 1, 2014-Dec. 31, 2014)	115th Business Term (Jan. 1, 2015-Dec. 31, 2015)

Net Sales (100 millions of yen)	21,778	21,297	21,527	20,842	20,911

Ordinary Profit (100 millions of yen)	2,821	2,357	2,367	2,493	2,698

Net Income (100 millions of yen)	1,732	1,576	1,704	1,755	2,120

Net Income Per Share (yen)	142.45	134.32	148.43	157.72	194.10

Total Assets (100 millions of yen)	25,116	23,370	23,859	23,157	24,379

Net Assets (100 millions of yen)	17,291	15,947	15,670	14,473	14,842

Note:	Net income per share is calculated based on the weighted average number of outstanding shares during the term.

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(6) Main Activities

Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products
Office Business Unit

Office Multifunction Devices (MFDs), Laser Multifunction Printers (MFPs), Laser Printers, Digital Production Printing Systems, High-Speed Continuous Feed Printers, Wide-Format Printers, Document Solution

Imaging System Business Unit

Interchangeable Lens Digital Cameras, Digital Compact Cameras, Digital Camcorders, Digital Cinema Cameras, Interchangeable Lenses, Compact Photo Printers, Inkjet Printers, Large-Format Inkjet Printers, Commercial Photo Printers, Image Scanners, Multimedia Projectors, Broadcast Equipment, Calculators

Industry and Others Business Unit

Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, Digital Radiography Systems, Ophthalmic Equipment, Vacuum Thin-Film Deposition Equipment, Organic LED (OLED) Panel Manufacturing Equipment, Die Bonders, Micromotors, Network Cameras, Handy Terminals, Document Scanners

(7) Employees

Consolidated				Non-Consolidated

Number of Employees				Number of Employees
189,571 persons	(Decrease of 2,318 persons from the previous term)			26,360 persons	(Decrease of 49 persons from the previous term)

(Breakdown by Operation)				(Breakdown by Operation)
Office Business Unit	Imaging System Business Unit	Industry and Others Business Unit	Corporate	Office Business Unit	Imaging System Business Unit	Industry and Others Business Unit	Corporate
106,895 persons	55,238 persons	17,708 persons	9,730 persons	7,729 persons	6,435 persons	2,983 persons	9,213 persons

(8) Principal Subsidiaries

Subsidiaries

Company Name	Capital Stock	Ratio of Voting Rights of the Company (%)	Main Activities
Canon Marketing Japan Inc.	73,303 (millions of yen)	58.5	Domestic sale of business machines, cameras, etc.
Canon Electronics Inc.	4,969 (millions of yen)	55.4	Manufacture and sale of information related equipment and precision machinery units for cameras
Oita Canon Inc.	80 (millions of yen)	100.0	Manufacture of cameras
Canon U.S.A., Inc.	204,355 (thousands of U.S.$)	100.0	Sale of business machines, cameras, etc. in the Americas
Canon Europa N.V.	360,021 (thousands of Euro)	100.0	Sale of business machines, cameras, etc. in Europe
Canon Singapore Pte. Ltd.	7,000 (thousands of Singapore $)	100.0	Sale of business machines, cameras, etc. in Southeast Asia
Canon Vietnam Co., Ltd.	94,000 (thousands of U.S.$)	100.0	Manufacture of inkjet printers and laser printers

Note: The ratios of the Company’s voting rights in Canon Marketing Japan Inc. and Canon Europa N.V. are calculated together with the number of voting rights held by subsidiaries.

Consolidated Status

The number of consolidated subsidiaries was 317, and the number of affiliated companies accounted for by the equity method was 5.

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(9) Canon Group Global Network

Major Domestic Bases
Canon Inc.	R&D, Manufacturing and Marketing	Manufacturing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]	Oita Canon Inc. [Oita Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Finetech Inc. [Saitama Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Ayase Plant [Kanagawa Pref.]	Canon Precision Inc [Aomori Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Oita Plant [Oita Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]	Fukushima Canon Inc. [Fukushima Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]	Nagahama Canon Inc. [Shiga Pref.]
Kosugi Office [Kanagawa Pref.] Toride Plant [Ibaraki Pref.] Fuji-Susono Research Park [Shizuoka Pref.] Yako Office [Kanagawa Pref.] Utsunomiya Office [Tochigi Pref.] Ami Plant [Ibaraki Pref.]	Canon Tokki Corporation [Niigata Pref.]	Marketing
Canon Marketing Japan Inc. [Tokyo]
Canon System & Support Inc. [Tokyo]
Canon IT Solutions Inc. [Tokyo]
Canon Software Inc. [Tokyo]

Major Overseas Bases
Americas	Asia, Oceania
Marketing	Marketing
Canon U.S.A., Inc. [U.S.A.]	Canon (China) Co., Ltd. [China]
Canon Canada Inc. [Canada]	Canon Hongkong Co., Ltd. [Hong Kong]
Canon Mexicana, S.de R.L. de C.V. [Mexico]	Canon Korea Consumer Imaging Inc. [South Korea]
Canon do Brasil Indústria e Comércio Limitada [Brazil]	Canon Singapore Pte. Ltd. [Singapore]
Canon Chile, S.A.[Chile]	Canon India Pvt. Ltd. [India]
Manufacturing	Canon Australia Pty. Ltd. [Australia]
Canon Virginia, Inc.[U.S.A.]	Manufacturing
Canon Dalian Business Machines, Inc. [China]
Europe, Middle East, Africa	Canon Zhuhai, Inc. [China]
Marketing	Canon Zhongshan Business Machines Co., Ltd. [China]
Canon Europa N.V. [Netherlands]	Canon (Suzhou) Inc. [China]
Canon Europe Ltd. [U.K.]	Canon Inc., Taiwan [Taiwan]
Canon (UK) Ltd. [U.K.]	Canon Hi-Tech (Thailand) Ltd. [Thailand]
Canon France S.A.S. [France]	Canon Vietnam Co., Ltd. [Vietnam]
Canon Deutschland GmbH [Germany]	Canon Opto (Malaysia) Sdn. Bhd. [Malaysia]
Canon Ru LLC [Russia]	R&D
Canon Middle East FZ-LLC [U.A.E.]	Canon Information Systems Research Australia Pty. Ltd. [Australia]
Canon South Africa (Pty) Ltd. [South Africa]	R&D, Manufacturing and Marketing
Manufacturing	Canon Electronic Business Machines (H.K.) Co., Ltd. [Hong Kong]
Canon Giessen GmbH [Germany]
Canon Bretagne S.A.S. [France]
R&D
Canon Research Centre France S.A.S. [France]
R&D, Manufacturing and Marketing
Océ Holding B.V. [Netherlands]
Axis AB [Sweden]

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2. Shares of the Company

Number of Shares Issuable	3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term
Issued Shares (share)	1,333,763,464	0	1,333,763,464
Capital Stock (yen)	174,761,797,475	0	174,761,797,475
Number of Shareholders (person)	249,614	Increase of 44,530	294,144

Shareholding Ratio by Category

Major Shareholders (Ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	62,266	5.7
Japan Trustee Services Bank, Ltd. (Trust Account)	48,089	4.4
The Dai-ichi Life Insurance Company, Limited	37,416	3.4
Barclays Securities Japan Limited	30,000	2.7
Moxley and Co. LLC	23,595	2.2
Mizuho Bank, Ltd.	22,558	2.1
State Street Bank and Trust Company 505223	17,896	1.6
State Street Bank West Client - Treaty 505234	17,834	1.6
Sompo Japan Nipponkoa Insurance Inc.	17,439	1.6
OBAYASHI CORPORATION	16,527	1.5

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (241,690 thousand shares) from total shares issued.
	2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

	3.	With respect to Mizuho Bank, Ltd., in addition to the above, there are 9,057 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

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3. Share Options of the Company

Share Options Issued as Stock Options

(i)	Share Options Held by the Directors and Audit & Supervisory Board Members of the Company as of the end of this term

Category	Round of Issuance	Number of Share Options (Exercise Price Per Share)	Class and Number of Shares to be Acquired	Exercise Period	Number of Holders

Directors	3rd Share Options	2,240 options (4,573 yen)	Common stock 224,000 shares	May 1, 2012 to April 30, 2016	11 persons
	4th Share Options	2,480 options (3,990 yen)	Common stock 248,000 shares	May 1, 2013 to April 30, 2017	12 persons

Audit & Supervisory Board Members	3rd Share Options	120 options (4,573 yen)	Common stock 12,000 shares	May 1, 2012 to April 30, 2016	1 person
	4th Share Options	150 options (3,990 yen)	Common stock 15,000 shares	May 1, 2013 to April 30, 2017	1 person

Note: The share options owned by the Audit & Supervisory Board Member were granted to him before he assumed the position of Audit & Supervisory Board Member.

(ii) Issue Price of Share Options

No cash payment is required.

(iii) Other Conditions for Exercise of Share Options

a.	One share option may not be exercised partially.

b.

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s Ordinary General Meeting of Shareholders regarding the final business term within two years from the end of the Ordinary General Meeting of Shareholders at which the issuance of such share options was resolved.

c.

Holders of share options will be entitled to exercise their share options for two years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

d.	No succession by inheritance is authorized for the share options.

e.	Besides the above, other conditions shall be stipulated in an agreement to be executed between the Company and grantee of share options, based on the resolution of the Board of Directors meeting.

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4. Directors and Audit & Supervisory Board Members (1) Directors and Audit & Supervisory Board Members
Position	Name	Business in Charge or Important Concurrent Posts
Chairman & CEO	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings, Director of Japan Post Holdings Co., Ltd.
Executive Vice President	Toshizo Tanaka	CFO
Group Executive of Finance & Accounting Headquarters, Group Executive of Facilities Management Headquarters, Group Executive of Human Resources Management & Organization Headquarters
Senior Managing Director	Yoroku Adachi	Chairman & CEO of Canon U.S.A., Inc.
Senior Managing Director	Shigeyuki Matsumoto	Group Executive of R&D Headquarters
Senior Managing Director	Toshio Homma	Group Executive of Procurement Headquarters
Senior Managing Director	Hideki Ozawa	President & CEO of Canon (China) Co., Ltd.
Senior Managing Director	Masaya Maeda	Chief Executive of Image Communication Products Operations
Managing Director	Yasuhiro Tani	Group Executive of Digital System Technology Development Headquarters
Director	Kenichi Nagasawa	Group Executive of Corporate Intellectual Property and Legal Headquarters
Director	Naoji Otsuka	Chief Executive of Inkjet Products Operations
Director	Masanori Yamada	Group Executive of Network Visual Solution Business Promotion Headquarters
Director	Aitake Wakiya	Deputy Group Executive of Finance & Accounting Headquarters
Director	Akiyoshi Kimura	Chief Executive of Office Imaging Products Operations
Director	Eiji Osanai	Group Executive of Production Engineering Headquarters
Director	Masaaki Nakamura*	Deputy Group Executive of Human Resources Management & Organization Headquarters
Director	Kunitaro Saida	Attorney, Audit & Supervisory Board Member of NICHIREI CORPORATION, Director of Sumitomo Osaka Cement Co., Ltd., Director of HEIWA REAL ESTATE CO., LTD.
Director	Haruhiko Kato	President and CEO of Japan Securities Depository Center, Incorporated, Director of Toyota Motor Corporation
Audit & Supervisory Board Member	Makoto Araki
Audit & Supervisory Board Member	Kazuto Ono*	Audit & Supervisory Board Member of Canon Marketing Japan Inc.
Audit & Supervisory Board Member	Tadashi Ohe	Attorney, Audit & Supervisory Board Member of Marui Group Co., Ltd., Director of Nissan Chemical Industries, Ltd.
Audit & Supervisory Board Member	Osami Yoshida	Certified Public Accountant
Audit & Supervisory Board Member	Kuniyoshi Kitamura	Audit & Supervisory Board Member of Canon Marketing Japan Inc.

Notes:	1.

A Director and an Audit & Supervisory Board Member with “*” were newly elected at the Ordinary General Meeting of Shareholders for the 114th Business Term held on March 27, 2015, and assumed their office.

	2.	Audit & Supervisory Board Member Mr. Kengo Uramoto has resigned at the end of the Ordinary General Meeting of Shareholders for the 114th Business Term held on March 27, 2015.
	3.	Directors Mr.Kunitaro Saida and Mr.Haruhiko Kato are Outside Directors defined by Item 15, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Directors as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.
	4.	Audit & Supervisory Board Members Mr. Tadashi Ohe, Mr. Osami Yoshida and Mr. Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent auditors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.
	5.	Audit & Supervisory Board Member Mr. Osami Yoshida is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.

Additional Note for English Translation: Mr. Fujio Mitarai and Mr. Toshizo Tanaka are Representative Directors.

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(2) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Directors	20 persons	982 million yen (including 48 million yen for 2 Outside Directors)
Audit & Supervisory Board Members	6 persons	105 million yen (including 55 million yen for 3 Outside Audit & Supervisory Board Members)

Notes:	1.

The above numbers of Directors and Audit & Supervisory Board Members respectively include 3 Directors and 1 Audit & Supervisory Board Member who have retired at the conclusion of the Ordinary General Meeting of Shareholders for the 114th Business Term held on March 27, 2015.

	2.	Directors’ remuneration and other amounts do not include amount paid as salary for employees to those Directors who are also employees.
	3.	Remuneration and other amounts to Directors (except for Outside Directors) include accrued director’s bonuses for this term in the amount of 144 million yen.

(3) Outside Directors and Outside Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Post and Canon Inc.

Name	Concurrent Post	Organization of Concurrent Post	Relation with Canon Inc.
Kunitaro Saida	Outside Audit & Supervisory Board Member	NICHIREI CORPORATION	No special relation
	Outside Director	Sumitomo Osaka Cement Co., Ltd.	No special relation
	Outside Director	HEIWA REAL ESTATE CO., LTD.	No special relation
Haruhiko Kato	President and CEO	Japan Securities Depository Center, Incorporated	No special relation
	Outside Director	Toyota Motor Corporation	No special relation
Tadashi Ohe	Outside Audit & Supervisory Board Member	Marui Group Co., Ltd.	No special relation
	Outside Director	Nissan Chemical Industries, Ltd.	No special relation
Kuniyoshi Kitamura	Outside Audit & Supervisory Board Member	Canon Marketing Japan Inc.	Subsidiary

Principal Activities

Name	Principal Activities
Kunitaro Saida, Outside Director	Attended all 14 of Board of Directors meetings held during this term, and provided input based on his experience and insight in the legal profession when necessary.
Haruhiko Kato, Outside Director	Attended all 14 of Board of Directors meetings held during this term, and provided input based on his experience and insight in public finance, etc. when necessary.
Tadashi Ohe, Outside Audit & Supervisory Board Member

Attended 12 out of 14 Board of Directors meetings and all 21 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a legal expert when necessary.

Osami Yoshida, Outside Audit & Supervisory Board Member

Attended all 14 of Board of Directors meetings and 20 out of 21 Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a Certified Public Accountant when necessary.

Kuniyoshi Kitamura, Outside Audit & Supervisory Board Member	Attended all 14 of Board of Directors meetings and 20 out of 21 Audit & Supervisory Board meetings held during this term, and provided input based on his insight in business management when necessary.

Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law, the Company has entered into a contract with Outside Directors and Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s or Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws or ordinances.

Remuneration and Other Amounts Received by Outside Directors and Outside Audit & Supervisory Board Members from the Company’s Subsidiaries

Remuneration and other amounts received during this term by Outside Audit & Supervisory Board Member from the Company’s subsidiary for his services as Outside Audit & Supervisory Board Member amounted to 5 million yen.

29

5. Accounting Auditor

(1) Name of Accounting Auditor

Ernst & Young ShinNihon LLC

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	523 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	916 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law and in accordance with the Financial Instruments and Exchange Law. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.

Among the Company’s principal subsidiaries, Canon U.S.A., Inc. and Canon Singapore Pte. Ltd. are audited by Ernst & Young LLP, Canon Europa N.V. is audited by Ernst & Young Accountants LLP, and Canon Vietnam Co., Ltd. is audited by Ernst & Young Vietnam Limited.

	4.

Reason that the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor:

The Audit & Supervisory Board has received necessary documents and reports from the Directors, related internal divisions, and the Accounting Auditor, as well as performing monitoring in accordance with the Sarbanes-Oxley Act of 2002, Article 202, in addition to confirming the audit plan, status of the performed audit for the previous term, and that the estimated remuneration is appropriate for the relevant term. As a result, the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor, upon judging it to be a rational level for maintaining and improving audit quality.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

The Audit & Supervisory Board, by unanimous agreement, as needed, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law.

In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board will decide the contents of the item to be proposed at a General Meeting of Shareholders regarding the dismissal or refusal of reappointment of the Accounting Auditor.

(4) Accounting Auditor Actually Subject to Business Suspension Disposition

(i)	Subject of disposition
Ernst & Young ShinNihon LLC
(ii)	Contents of disposition
•	Suspension of accepting new engagements: three months (From January 1, 2016 to March 31, 2016)
•	Business improvement order (improvement of the operation control structure)
(iii)	Reason for disposition
•

In regard to the audit of financial statements for TOSHIBA CORPORATION in the fiscal year ended March 31, 2010, the fiscal year ended March 31, 2012, and the fiscal year ended March 31, 2013, the above mentioned auditing firm’s certified public accountants, in negligence of due care, attested financial statements containing material false matters as those containing no material false matters.

•	The above mentioned auditing firm’s operation of the services was found to be grossly inappropriate.

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6. Systems Necessary to Ensure the Properness of Operations

The content of the resolution of the Board of Directors regarding the systems necessary to ensure the properness of the Company’s operations (basic policy) as well as the outline of activities for the aforementioned systems, are as follows:

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self-awareness) – guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

1.	System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporate Law, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
(1).

The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2).

The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3).

As a part of the Company’s risk management system, the Company shall put in place business procedures/ checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4).

The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5).

If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including outside directors and outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities
(1).

During the current business term, 14 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2).

In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week”, an event held once every six months to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

		(3).	The activity is described in (1), Outline of Activities, 2 below.
(4).

Supported by about 70 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations and matters concerning information security. The results of these audits are then reported to the CEO and the Audit & Supervisory Board, and when necessary, proposals for improvement are given.

(5).

The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

31

2. System for Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution

(1).   The Company established the Risk Management Committee in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work- related injuries, disasters etc.) that the Canon Group may face in the course of business. Additionally, in accordance with any action plan that is approved by the Board of Directors, this Committee shall evaluate the status of improvement and implementation of the risk management system and report its findings to the CEO and the Board of Directors.

(2).   The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO, the Committee shall carefully deliberate those items in cases that are considered particularly important.

Outline of Activities

(1).   Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of Canon Group’s risk management system in accordance with Canon Group Annual Plan on the Development of Risk Management System for 2015 stipulated by the Board of Directors. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2).   The Corporate Strategy Committee was held 11 times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

3. System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution

(1).   Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2).   The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities
(1). The CEO and other Officers execute the duties allocated to them in accordance with the related regulations.

(2).   The CEO decides on a mid-term management plan, which is decided based on discussions held at a meeting (Canon Global Summit) attended by Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

32

4. System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution
The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:

(a).   to obtain prior approval from the Company or report to the Company important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b).   to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management”,

(c). to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,

(d).   in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

(e). to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.
Outline of Activities
(a). The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management”.

(b).   In order to conduct evaluation of the status of improvement and implementation of the risk management system described in (1), Content of Basic Policy Resolution, 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c).   Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

(d). In addition to the activities of (1), Outline of Activities, 2 above, each subsidiary conducts training and discussion as necessary and ensures utmost compliance.
(e). Each company establishes a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.
5. System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution

Information related to the execution of duties of Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at anytime.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

33

6. System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law)	Content of Basic Policy Resolution

(1).   The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2).   Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3).   The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

(4). Audit & Supervisory Board Members shall have accounting auditors periodically give reports.

(5).   Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in and outside Japan.

(6).   The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.

(7).   The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit etc., the expense shall be reimbursed by the Company.

Outline of Activities

(1).   The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee. If necessary, Audit & Supervisory Board Members may give an order for an investigation to the administrative divisions etc. of the headquarters.

(2).   Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, in addition to attending almost all the Board of Directors meetings, also attend the Corporate Strategy Committee meetings and the Risk Management Committee as necessary.

(3).   The managers in charge of the administrative divisions of the headquarters, in principle meet with full-time Audit & Supervisory Board Members monthly and report the status of execution of duties. In addition, the internal audit division reports the results of audits to the CEO and Audit & Supervisory Board.

(4).   Audit & Supervisory Board Members, in addition to periodically receiving reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations, they also hold hearings with the Accounting Auditor to inquire on the status of audits as necessary.

(5).   Audit & Supervisory Board Members, as necessary, held meetings with audit & supervisory board members of domestic subsidiaries and shared information. In addition, at the time of visiting audits at subsidiaries, Audit & Supervisory Board Members shared information with audit & supervisory board members of the subsidiary individually.

(6).   In addition to (5), Outline of Activities, 1 above, information is disseminated concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.

(7). In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

34

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(Millions of yen)

	As of Dec. 31, 2015	As of Dec. 31, 2014
ASSETS

Current assets:

Cash and cash equivalents	633,613	844,580

Short-term investments	20,651	71,863

Trade receivables, net	588,001	625,675

Inventories	501,895	528,167

Prepaid expenses and other current assets	313,019	321,648

Total current assets	2,057,179	2,391,933

Noncurrent receivables	29,476	29,785

Investments	67,862	65,176

Property, plant and equipment, net	1,219,652	1,269,529

Intangible assets, net	241,208	177,288

Goodwill	478,943	211,336

Other assets	333,453	315,571

Total assets	4,427,773	4,460,618

	As of Dec. 31, 2015		As of Dec. 31, 2014
LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	688		1,018

Trade payables	278,255		310,214

Accrued income taxes	47,431		57,212

Accrued expenses	317,653		345,237

Other current liabilities	171,302		207,698

Total current liabilities	815,329		921,379

Long-term debt, excluding current installments	881		1,148

Accrued pension and severance cost	296,262		280,928

Other noncurrent liabilities	130,838		116,405

Total liabilities	1,243,310		1,319,860

Commitments and contingent liabilities

Equity:

Canon Inc. shareholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	401,358		401,563

Legal reserve	65,289		64,599

Retained earnings	3,365,158		3,320,392

Accumulated other comprehensive income (loss)	(29,742)		28,286

Treasury stock, at cost	(1,010,410)		(1,011,418)

[Treasury shares] (share)	[241,690,840	]	[241,931,637	]

Total Canon Inc. shareholders’ equity	2,966,415		2,978,184

Noncontrolling interests	218,048		162,574

Total equity	3,184,463		3,140,758

Total liabilities and equity	4,427,773		4,460,618

35

Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2015	Year ended Dec. 31, 2014

Net sales	3,800,271	3,727,252

Cost of sales	1,865,887	1,865,780

Gross profit	1,934,384	1,861,472

Operating expenses:

Selling, general and administrative expenses	1,250,674	1,189,004

Research and development expenses	328,500	308,979

	1,579,174	1,497,983

Operating profit	355,210	363,489

Other income (deductions):

Interest and dividend income	5,501	7,906

Interest expense	(584)	(500)

Other, net	(12,689)	12,344

	(7,772)	19,750

Income before income taxes	347,438	383,239

Income taxes	116,105	118,000

Consolidated net income	231,333	265,239

Less: Net income attributable to noncontrolling interests	11,124	10,442

Net income attributable to Canon Inc.	220,209	254,797

Notes to Consolidated Balance Sheets
< Notes to Consolidated Balance Sheets as of December 31, 2015>
1.	Allowance for doubtful receivables:	12,077 million yen
2.	Accumulated depreciation:	2,570,806 million yen
3.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4.	Collateral assets:	1,278 million yen
5.	Guarantee obligations for bank loans:	7,685 million yen
6.

“Goodwill”, which was included in “Other assets” in the previous fiscal year, has been separately presented from the current fiscal year because it has become material in terms of amount. Corresponding amount of previous year has been reclassified to conform with current year presentation.

<Note to Per Share Information as of December 31, 2015>
	Canon Inc. shareholders’ equity per share	2,716.32 yen

Note to Consolidated Statements of Income
<Note to Per Share Information for the year ended December 31, 2015>
Net income attributable to Canon Inc. shareholders per share
	Basic	201.65 yen
	Diluted	201.65 yen

36

Consolidated Statement of Equity	(Millions of yen)

	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
Balance at December 31, 2014	174,762	401,563	64,599	3,320,392	28,286	(1,011,418)	2,978,184	162,574	3,140,758
Equity transactions with noncontrolling interests and other		(29)			73		44	(29,627)	(29,583)
Dividends to Canon Inc. shareholders				(174,711)			(174,711)		(174,711)
Dividends to noncontrolling interests								(3,958)	(3,958)
Acquisition of subsidiaries								77,086	77,086
Transfers to legal reserve			690	(690)			-		-
Comprehensive income:
Net income				220,209			220,209	11,124	231,333
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments					(57,592)		(57,592)	2,088	(55,504)
Net unrealized gains and losses on securities					1,509		1,509	501	2,010
Net gains and losses on derivative instruments					2,785		2,785	-	2,785
Pension liability adjustments					(4,803)		(4,803)	(1,740)	(6,543)
Total comprehensive income							162,108	11,973	174,081
Repurchases and reissuance of treasury stock		(176)		(42)		1,008	790		790
Balance at December 31, 2015	174,762	401,358	65,289	3,365,158	(29,742)	(1,010,410)	2,966,415	218,048	3,184,463

37

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1. Group Position

The number of consolidated subsidiaries was 317, and the number of affiliated companies accounted for by the equity method was 5.

2. Basis of Presentation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-2 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the latter part of that paragraph.

3. Cash Equivalents

All highly liquid investments acquired with an original maturity of three months or less are considered to be cash equivalents.

4. Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

Canon accounts for its debt and marketable equity securities as follows. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available for-sale securities are excluded from earnings and are reported in other comprehensive income (loss) until realized. Realized gain and losses are determined on the average cost method.

7. Property, Plant and Equipment

Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

Goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment at least annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist.

Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software and trademarks are amortized using the straight-line method over the estimated useful lives, which range primarily from 3 years to 5 years for software and 15 years for trademarks.

9. Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for doubtful receivables)

An allowance for doubtful receivables is provided based on credit loss history and an evaluation of any specific doubtful receivables.

(Accrued pension and severance cost)

Pension and severance cost is accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

11. Taxes Collected from Customers

Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in consolidated statements of income.

12. Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

13. Net Income Attributable to Canon Inc. Shareholders Per Share

Basic net income attributable to Canon Inc. shareholders per share is computed by dividing net income by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. shareholders per share includes the effect from potential issuance of common stock based on the assumption that all stock options were exercised.

38

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in highly safe and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. At December 31, 2015, a major customer accounted for approximately 15% of consolidated trade receivables. Securities consist primarily of equity securities of the companies with which Canon has a business relationship. Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the risk. Canon does not hold or issue derivative financial instruments for trading and speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2015 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The following summary excludes non-marketable equity securities accounted for under the cost method (balance sheet amount 2,570 million yen) as it was not practicable to estimate the fair value of such investments.

(Millions of yen)

	Carrying amount	Estimated fair value	Difference
Available-for-sale securities	43,401	43,401	-
Long-term debt, including	(1,543)	(1,507)	36
current portion
Foreign exchange contracts:
Assets	1,485	1,485	-
Liabilities	(624)	(624)	-

The following methods and assumptions are used to estimate the fair value in the above table.

Available-for-sale securities

Available-for-sale securities are recorded at fair value.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

<Note to Real Estate for Rent and Others>

There was no significant item.

<Note to Business Combination>

On April 15, 2015, the Company acquired 76.1% of the issued shares of Axis AB (“Axis”), a Sweden-based company listed on Nasdaq Stockholm, a global leader in the network video solution industry, primarily through a public cash tender offer for consideration of 244,725 million yen. In addition, the Company acquired 9.0% of the issued shares of Axis from noncontrolling shareholders primarily through an additional public cash tender offer. As a result, the Company’s aggregate interest represents 85.1% of the issued shares of Axis. The fair value of the 23.9% noncontrolling interest in Axis of 77,086 million yen was measured based on Axis’s common stock price on the acquisition date.

The Company views its network surveillance camera business as a promising new business area for Canon. Canon aims to provide advanced and high-performance network solutions to its customers and improve its product competitiveness through the acquisition.

The estimated fair values of the assets acquired and liabilities assumed at acquisition date are 60,992 million yen for intangible assets, 259,863 million yen for goodwill, 33,418 million yen for other assets, and 32,462 million yen for assumed liabilities.

39

FINANCIAL STATEMENTS

Balance Sheets

	As of Dec. 31, 2015	As of Dec. 31, 2014
ASSETS
Current assets	872,414	1,024,511
Cash and deposits	100,836	34,362
Notes receivable	1,018	54
Accounts receivable	449,431	596,239
Short-term investment securities	18,070	54,740
Finished goods	77,915	74,751
Work in process	64,548	69,487
Raw materials and supplies	6,022	7,034
Deferred tax assets	12,414	14,943
Short-term loans receivable	64,310	84,464
Other current assets	77,851	88,523
Allowance for doubtful receivables-noncurrent	(1)	(86)
Fixed assets	1,565,510	1,291,169
Property, plant and equipment, net	659,258	666,588
Buildings	391,313	387,354
Machinery	67,044	71,008
Vehicles	75	97
Tools and equipment	16,719	16,399
Land	148,868	146,838
Construction in progress	35,239	44,892
Intangible fixed assets	25,578	31,152
Software	24,842	29,407
Other intangibles	736	1,745
Investments and other assets	880,674	593,429
Investment securities	35,030	34,306
Investments in affiliated companies	776,812	498,782
Long-term pre-paid expenses	14,826	6,953
Deferred tax assets-noncurrent	40,105	39,618
Guarantees	669	692
Other noncurrent assets	13,327	13,151
Allowance for doubtful receivables-noncurrent	(95)	(73)
Total assets	2,437,924	2,315,680

(Millions of yen)

	As of Dec. 31, 2015	As of Dec. 31, 2014
LIABILITIES AND NET ASSETS
Current liabilities	903,222	828,622
Notes payable	680	646
Accounts payable	301,112	291,047
Short-term loans payable	461,686	365,441
Other payables	40,836	49,021
Accrued expenses	47,852	49,728
Accrued income taxes	22,805	32,028
Deposits	9,229	9,824
Accrued warranty expenses	3,920	2,622
Accrued bonuses for employees	4,606	4,476
Accrued directors’ bonuses	144	199
Other current liabilities	10,352	23,590
Noncurrent liabilities	50,545	39,736
Accrued pension and severance cost	45,985	34,690
Reserve for environmental provision	1,618	2,075
Accrued long service rewards for employees	1,449	1,304
Other noncurrent liabilities	1,493	1,667
Total liabilities	953,767	868,358
Shareholder’s equity	1,473,935	1,438,668
Common stock	174,762	174,762
Capital surplus	306,288	306,288
Additional paid-in capital	306,288	306,288
Retained earnings	2,003,295	1,969,036
Legal reserve	22,114	22,114
Other retained earnings	1,981,181	1,946,922
Reserve for special depreciation	167	341
Reserve for deferral of capital gain on property	3,727	3,693
Special reserves	1,249,928	1,249,928
Retained earnings brought forward	727,359	692,960
Treasury stock	(1,010,410)	(1,011,418)
Valuation and translation adjustments	9,091	7,101
Net unrealized gains (losses) on securities	8,851	7,780
Net deferred profits (losses) on hedges	240	(679)
Subscription rights to shares	1,131	1,553
Total net assets	1,484,157	1,447,322
Total liabilities and net assets	2,437,924	2,315,680

40

Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2015	Year ended Dec. 31, 2014
Net sales	2,091,139	2,084,200

Cost of sales	1,461,270	1,441,204
Gross profit	629,869	642,996

Selling, general and administrative expenses	460,631	438,059
Operating profit	169,238	204,937
Other income	145,874	77,471

Interest income	731	734

Dividend income	103,057	36,103

Rental income	28,948	30,595

Foreign exchange income	-	3,237

Miscellaneous income	13,138	6,802

Other expenses	45,294	33,060

Interest expense	2,124	1,687

Depreciation of rental assets	26,365	27,961

Foreign exchange loss	10,215	-

Miscellaneous loss	6,590	3,412
Ordinary profit	269,818	249,348
Non-ordinary income	917	3,341

Gain on sales of fixed assets	550	226

Gain on sales of investment securities	121	2,327

Gain on reversal of subscription rights to shares	246	788

Non-ordinary loss	3,364	10,667

Loss on sales and disposal of fixed assets	3,364	1,935

Loss on liquidation of subsidiaries and affiliates	-	466

Loss on valuation of stocks of subsidiaries and affiliates	-	8,266
Income before income taxes	267,371	242,022

Income taxes - Current	52,237	61,762

- Deferred	3,171	4,789
Net income	211,963	175,471

Notes to Balance Sheets
< Notes to Balance Sheets as of December 31, 2015>
1.	Accumulated depreciation of property, plant and equipment
1,421,867 million yen
2.	Guarantees
	Mortgage bank loans for employees	4,465 million yen
3.	Receivable and Payable for affiliated companies
	Receivables	542,678 million yen
	Payables	735,677 million yen
< Note to Per Share Information as of December 31, 2015>
	Net assets per share	1,357.99 yen

Notes to Statements of Income
< Note to Statements of Income for the year ended December 31, 2015>
Transactions with affiliated companies
	Sales	1,965,765 million yen
	Purchase	1,483,922 million yen
	Other transactions	147,795 million yen
< Note to Per Share Information for the year ended December 31, 2015>
	Net income per share	194.10 yen

Statement of changes in Net Assets	(Millions of yen)

	Shareholder’s equity									Valuation and translation adjustments		Subscription rights to shares	Total net assets
	Common stock	Capital surplus	Retained earnings					Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred gains (losses) on hedges
		Additional paid-in capital	Legal reserve	Other retained earnings
				Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	341	3,693	1,249,928	692,960	(1,011,418)	1,438,668	7,780	(679)	1,553	1,447,322
Cumulative effects of changes in accounting policies							(2,951)		(2,951)				(2,951)
Restated balance	174,762	306,288	22,114	341	3,693	1,249,928	690,009	(1,011,418)	1,435,717	7,780	(679)	1,553	1,444,371
Changes of items during the period
Transfer to reserve for special depreciation									-				-
Reversal of reserve for special depreciation				(174)			174		-				-
Transfer to reserve for deferral of capital gain on property					157		(157)		-				-
Reversal of reserve for deferral of capital gain on property					(123)		123		-				-
Dividends paid							(174,711)		(174,711)				(174,711)
Net income							211,963		211,963				211,963
Purchase of treasury stock								(39)	(39)				(39)
Disposal of treasury stock							(42)	1,047	1,005				1,005
Net changes of items other than shareholders’ equity									-	1,071	919	(422)	1,568
Total changes of items during the period	-	-	-	(174)	34	-	37,350	1,008	38,218	1,071	919	(422)	39,786
Balance at the end of current period	174,762	306,288	22,114	167	3,727	1,249,928	727,359	(1,010,410)	1,473,935	8,851	240	1,131	1,484,157

<Notes to Statement of Changes in Net Assets>
1. Number of issued shares as of December 31, 2015 Common stock 1,333,763,464 shares
2. Classes and shares of treasury stock

				(Shares)
Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	241,931,637	9,701	250,498	241,690,840

(Reason for change)

The increase of 9,701 shares reflects the purchase of shares less-than-one-unit, requested by shareholders.

The decrease of 250,498 shares reflects the transfer of 249,600 shares due to the exercise of stock options which have vested, and the sale of shares less-than-one-unit, 898 shares in total, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 27, 2015 Ordinary general meeting of shareholders	Common stock	92,806	85.00	December 31, 2014	March 30, 2015
July 27, 2015 Board of directors’ meeting	Common stock	81,905	75.00	June 30, 2015	August 26, 2015

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 30, 2016 Ordinary general meeting of shareholders	Common stock	81,905	Retained earnings	75.00	December 31, 2015	March 31, 2016

4. Number of treasury shares for exercisable stock options as of December 31, 2015        Common stock  1,296,000 shares

42

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1.	Valuation of Securities
(1)	Securities of subsidiaries and affiliates --- stated at cost based on the moving average method.
(2)	Other securities:
Securities with quotation----stated at fair value (unrealized holdings gains and losses are reported in net assets, when sold, the cost is based on the moving average method).
Securities without quotation----stated at cost based on the moving average method.

2.	Valuation of Inventories

(1)	Finished goods; work in process----valued at cost based on the periodic average method (amount shown in the balance sheet is devaluated due to decline in profitability).
(2)	Raw materials and supplies----valued at cost based on the moving average method (amount shown in the balance sheet is devaluated due to decline in profitability).

3.	Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets)----calculated by declining-balance method. For buildings (excluding fixtures) acquired on or after April 1,1998, depreciation is calculated by straight-line method.

(2)

Intangible fixed assets----calculated by straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of marketing plan etc. of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in the Company (5 years).

(3)	Lease assets----calculated by straight-line method. The engaged lease period is determined as the useful life of each lease asset.

4.	Deferred Charges---The items which can be deferred under the Corporation Law charged to operations as incurred.

5.	Basis of Recording Allowances

(1)	Allowance for doubtful receivables----provided as general provision for uncollectible receivables
------General accounts
Allowances are provided using a rate determined by past debt experience.

-----Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for individual estimated uncollectible amount, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for product after-sales service expenses and no charge repair cost on an estimated amount based on the historical performance.
(3)	Accrued bonuses for employees----provided as general provision for bonus to employees for this term based on an amount expected to pay.
(4)	Accrued directors’ bonuses----provided as general provision for bonus to directors for this term based on an amount expected to pay.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefits obligation and expected plan asset. Prior service cost and actuarial variance are amortized by straight-line method with average remaining service periods.

(6)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean up costs of hazardous substances based on the related regulations.

(7)

Accrued long service rewards for employees----provided as general provision for reward for employees in accordance with management policy for long service employees for this term based on an amount expected to pay.

6.	Hedge Accounting
(1)	Hedge accounting---Deferral hedge accounting has been applied.
(2)	Hedging instrument and hedged items
Hedging instrument----derivative transaction (foreign exchange contract)
Hedged items----accounts receivables denominated in foreign currency for forecasted transaction.
(3)

Hedge policy----Derivative financial instruments are comprised principally of foreign exchange contracts to manage currency risk. The Company does not hold derivative financial instrument for trading purpose.

(4)

Assessment of hedge effectiveness----As the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

7.	Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Consolidated Taxation System---applied

<Changes in accounting policies >

Effective from the fiscal year, the Company has applied the Accounting Standard for Retirement Benefits (ASBJ statement No.26 issued on May 17, 2012, hereinafter referred to as the “Accounting Standard”) and the Implementation Guidance for Accounting Standard for Retirement Benefits (ASBJ Guidance No.25 revised on March 26, 2015, hereinafter referred to as “Guidance”) , issued its calculation method for projected benefit obligations and current service costs, and changed its method of attributing expected benefits to periods from the straight-line basis to the benefit formula basis. In addition, the Company has changed the method for determining the discount rate from one that uses a discount rate based on a period approximate to the expected average remaining working lives of employees, to one that uses a single weighted average discount rate reflecting the estimated timing and amount of the benefit payment.

43

In accordance with transitional treatments stipulated in paragraph 37 of the Accounting Standard for Retirement Benefits, at the beginning of the fiscal year under review, effects of changes in calculation methods for retirement benefit obligations and service costs were reflected in retained earnings brought forward.

As a result, as of January 1, 2015, accrued pension and severance cost increased by 4,539 million yen, and retained earnings brought forward decreased by 2,951 million yen.

In addition, the effect this change has on our operating income, ordinary income, and income before tax is negligible.

The effect this change has on net assets per share, net income per share, and diluted net income per share for the fiscal year is also negligible.

<Notes to Deferred Income Tax>

1.	Major Items of Deferred Tax Assets and Liabilities

(Deferred tax assets)

Accrued pension and severance cost	21,809 million yen
Investments in subsidiaries	6,722 million yen
Loss on disposal and write-off of inventories	2,193 million yen
Outstanding enterprise tax	2,069 million yen
Depreciation of fixed assets in excess of limit	7,312 million yen
Loss on impairment of fixed assets	939 million yen
Excess in amortization of software	8,899 million yen
Amortization of deferred charges in excess of limit	6,344 million yen
Other	12,519 million yen
Subtotal deferred tax assets	68,806 million yen
Valuation reserve	(8,823) million yen
Total deferred tax assets	59,983 million yen

(Deferred tax liabilities)

Reserve for special depreciation	(82) million yen
Reserve for deferral of capital gain on property	(1,843) million yen
Other	(5,539) million yen
Total deferred tax liabilities	(7,464) million yen
Net deferred tax assets	52,519 million yen

2.	Changes in the Amounts of Deferred Tax Liabilities Due to Changes in the Rates of Income Taxes

“Act for Partial Revision of the Income Tax Act, etc.” (Act No.9 of 2015) and “Act for Partial Revision of the Local Tax Act, etc.” (Act No.2 of 2015) were promulgated on March 31, 2015 and, effective from the fiscal year beginning on or after April 1, 2015, the income tax rates will be reduced. Accordingly, the effective statutory tax rate used to measure deferred tax assets and deferred tax liabilities will be changed from the previous rate of 35.0% to 33.0% for temporary differences expected to be eliminated in the fiscal year beginning on January 1, 2016, and to 32.0% for temporary differences expected to be eliminated in the fiscal years beginning on or after January 1, 2017. The effect this change has on our profits and losses is negligible.

<Notes to Transaction with Related Parties>	(Millions of yen)

Nature	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2015
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 58.5% Indirect: 0.0%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	226,061	Accounts receivable	69,919
				Borrowings of funds	30,000	Short-term loans payable	80,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	174,999	Accounts payable	35,072
Subsidiary	Canon Finetech Inc.	(Possession) Direct: 100%	Production of the Company’s products	Borrowings of funds	11,800	Short-term loans payable	45,000
Subsidiary	Canon Chemicals Inc.	(Possession) Direct: 100%	Production of the Company’s products	Borrowings of funds	1,907	Short-term loans payable	26,563
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	574,389	Accounts receivable	134,633
				Borrowings of funds	12,082	Short-term loans payable	54,275
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	541,986	Accounts receivable	101,818
				Borrowings of funds	8,197	Short-term loans payable	77,447
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Interlocking directorate	Sales of the Company’s products	245,825	Accounts receivable	39,286
				Borrowings of funds	-	Short-term loans payable	42,214
Subsidiary	Canon (Suzhou) Inc.	(Possession) Direct: 66.5% Indirect: 33.5%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	118,194	Accounts payable	25,006

Conditions of transactions and policy regarding determination of conditions of transaction.

(Note 1)	The transactions above are determined on a fair price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount, however, included in the balance at December 31, 2015.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Inc., Canon Chemicals Inc., Canon U.S.A., Inc., Canon Europa N. V. and Canon Singapore Pte. Ltd. are intended to make best use of the funding in the Canon Group. Transaction amount shows net loan and repayment. The interests are determined reasonably based on market interest rates.

(Note 4)	Ratio of voting rights held by the Company for “Indirect” of Canon Marketing Japan Inc. shows 0.0% because the value is a fraction amount.

44

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)
Report of Independent Auditors

February 10, 2016
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC

Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner
Shigeru Sekiguchi	Certified Public Accountant
Designated and Engagement Partner
Kiyoto Tanaka	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Paragraph 4, Article 444 of the Corporation Law, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of equity and the notes to consolidated financial statements of Canon Inc. (the “Company”) applicable to the fiscal year from January 1, 2015 through December 31, 2015.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the provision of the second sentence, Paragraph 1, Article 120-2 of the Company Accounting Regulations, which permits the omission of certain disclosure items required under the accounting principles generally accepted in the United States, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above, which omits some disclosure items required under the accounting principles generally accepted in the United States in accordance with the provision of the second sentence, Paragraph 1, Article 120-2 of the Company Accounting Regulations, present fairly, in all material respects, the financial position and results of operations of the Canon Group, which consisted of the Company and consolidated subsidiaries, applicable to the fiscal year ended December 31, 2015.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

45

ACCOUNTING AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)
Report of Independent Auditors

February 10, 2016
The Board of Directors Canon Inc.

Ernst & Young ShinNihon LLC

	Yoshihiko Nakatani	Certified Public Accountant
Designated and Engagement Partner

	Shigeru Sekiguchi	Certified Public Accountant
Designated and Engagement Partner

	Kiyoto Tanaka	Certified Public Accountant
Designated and Engagement Partner

Pursuant to Item 1, Paragraph 2, Article 436 of the Corporation Law, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to non-consolidated financial statements, and the related supplementary schedules of Canon Inc. (the “Company”) applicable to the 115th fiscal year from January 1, 2015 through December 31, 2015.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion from an independent perspective on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures are selected and applied depending on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors do not consider internal control for the purpose of expressing an opinion on its effectiveness, but consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used, the method of their application, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Canon Inc. applicable to the 115th fiscal year ended December 31, 2015 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

46

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 115th business term from January 1, 2015, to December 31, 2015, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1.	Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit
(1)

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, made efforts to establish the environment for collecting information and auditing, and conducted the audit by the following methods.

(i)

Each Audit & Supervisory Board Member participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries, and received business reports from subsidiaries as necessary.

(ii)

We periodically received reports from Directors, employees and others, requested explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the Business Report;

i)	the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and
ii)

the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.

(iii)

We monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council, October 28, 2005) and other relevant standards, and sought explanations as necessary.

Based on the above methods, we examined the business report and the accompanying detailed statements, the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
(i)

We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

47

(ii)	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the execution of duties by the Directors.
(iii)

We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the description of the business report and the execution of duties by the Directors regarding the Internal Control System.

(2)	Results of Audit of financial statements and the accompanying detailed statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

(3)	Results of Audit of consolidated financial statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Ernst Young ShinNihon LLC, are proper.

February 10, 2016

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member    Makoto Araki

Audit & Supervisory Board Member    Kazuto Ono

Audit & Supervisory Board Member    Tadashi Ohe

Audit & Supervisory Board Member    Osami Yoshida

Audit & Supervisory Board Member    Kuniyoshi Kitamura

Note:

Audit & Supervisory Board Members, Tadashi Ohe, Osami Yoshida and Kuniyoshi Kitamura are Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

48

REFERENCE

CSR Initiatives

World Scout Jamboree Sponsorship

The Company sponsored “the 23rd World Scout Jamboree”, which was held in Yamaguchi Pref., Japan during the period from July 28 to August 8, 2015.

“The World Scout Jamboree” is a world scouting event organized once every 4 years by “the World Organization of the Scout Movement”, the world’s largest youth organization.

The purpose of the event is to provide youths the opportunity to think about global issues, such as international exchanges and world peace, and encourage their growth.

The Company provided full-scale support to the Jamboree through making a donation, lending of and providing support services for Canon products, and broadcasting the event by network cameras.

Oita Canon Received a Commendation for the Activities

In September 2015, the performance of Canon Wind Inc., which was established jointly by Oita Canon Inc. and Gyoun Welfare Association for the purpose of employing persons with intellectual disabilities, received recognition and Oita Canon received a commendation from the President of the Japan Organization for Employment of the Elderly, Persons with Disabilities and Job Seekers as an excellent business office, employing persons with disabilities.

Canon Wind has a role in the digital camera assembly process of Oita Canon. While creating a workplace where employees with intellectual disabilities work in a lively manner, it also aims to conduct sustainable business activities, pursuing profitability as a business entity.

49

Photography Classes in Turkey to Develop Environmental Awareness

Canon Eurasia A.S. has been conducting the environmental and social contribution program “Look at the Environment through the Canon lens” in collaboration with the Turkish national and local governments as well as business partners since 2011.

This program, in addition to giving classes on photography at schools in various regions in Turkey, holds photo contests in which participants take pictures of the nature surrounding them with a Canon camera, contributes to the development of creativity and environmental awareness of the children who will lead the next generation. Since the commencement of the program in 2011, accumulative not less than 150 students have participated in the program.

Support to the Educational Environment in Vietnam

Canon Vietnam Co., Ltd. and Canon Marketing Vietnam Co., Ltd. have been promoting the “Friendship School Chain Project” to support improvement in the educational environment of schools in Vietnam since 2007.

This project targets schools in rural areas where social infrastructure isn’t as well developed, includes the construction of classrooms and donation of desks, chairs, and other fixtures. A significant number of Canon employees have participated as volunteers, and over the past 8 years the project has been implemented at 41 schools in 19 provinces (102 classrooms). Not less than 700 bicycles have been lent and training on environment protection has been given at 15 schools.

50

Information for Shareholders

Notes

Business term	From January 1 to December 31 of each year
Ordinary general meeting of shareholders	March of each year
Record date for above	December 31 of each year
Record date for interim dividends	June 30 of each year
Number of shares constituting one unit	100 shares
Securities code	7751
Stock exchange listings	Tokyo, Nagoya, Fukuoka, Sapporo, and New York

The Company’s Investor Relations Website

http://www.canon.com/ir/

Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.
Business handling place	Stock Transfer Agency Department, Head Office Mizuho Trust & Banking Co., Ltd.
Method of public notice	Electronic means (http://canon.jp/) However, if the Company is unable to give an electronic public notice due to an accident or any other unavoidable reason, the notice shall be given in the Nikkei.

Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact your securities company etc.

Address change	Name change	Inheritance

Dividend transfer designation	Requests for purchase or sale of shares less than one unit	Issuance of certification such as change in shares
etc.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza)(*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) http://www.mizuho-tb.co.jp/daikou/index.html

Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday – Friday except national holidays)

Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*	A special account is an account for the management of shares that are not managed at a securities company etc.
Please also refer to page 53.

51

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)

The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts.

(System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)

The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into the same bank deposit account.

(System of receiving dividends in the account registered for receipt of dividends)

		iii)	The method of transferring dividends into an account at a financial institution such as a bank (including Japan Post Bank). (System of designating an account for each issue held)

*It is not possible to use method i) for shares that are managed in a special account.

*In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

52

To Shareholders Holding Shares of Canon Inc. in a Special Account

In accordance with the share certificate dematerialization in January 2009, shares of Canon Inc. not deposited in an account with a securities company etc., are currently being managed in a “special account” of Mizuho Trust & Banking Co., Ltd. (our manager of the register of shareholders).

Shares managed in a special account cannot be purchased or sold in the market due to certain restrictions on trade.

We are providing information so that our shareholders will have this opportunity to consider following the procedures for transferring from a special account.

Procedure for Transferring from a Special Account to an Account with a Securities Company etc.

The following procedures are for transferring shares that are managed in a special account to an account under the same name as the shareholder established with a securities company etc.

(i)    Establishing an account with a securities company etc.

In the event that a shareholder intends to follow these procedures, it will be necessary to establish an account in advance with a securities company etc.

(ii)    Application for account transfer

(iii)   Transfer procedures

Upon establishing an account with a securities company etc., please contact as shown below. Information regarding necessary procedures will be provided.

Contact Information

Manager of the register of shareholders / Account management institution for the special account (tokubetsu koza)	2-1, Yaesu 1-chome, Chuo-ku, Tokyo Mizuho Trust & Banking Co., Ltd.	Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday - Friday except national holidays)

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) http://www.mizuho-tb.co.jp/daikou/index.html	Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

*Procedures(ii) and (iii) can also be handled at the help desk of the following branches or offices.

<Applicable branches and offices>

● Mizuho Trust & Banking Co., Ltd.: Head office and branches across the nation (Please take note that these procedures cannot be handled at a Trust Lounge.)

● Mizuho Securities Co., Ltd.: Head office, branches and offices across the nation, and Planet Booths (locations within Mizuho Bank, Ltd. branches)

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NOTES

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